Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2016 and December 31, 2015 and
for the three and six months ended June 30, 2016 and 2015

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2016	Dec. 31, 2015
Assets
Non-current assets
Investment properties	4	$44,172	$41,599
Equity accounted investments	5	17,078	17,638
Participating loan interests	6	487	449
Hospitality assets	7	4,939	5,016
Other non-current assets	8	4,035	3,883
Loans and notes receivable	9	203	217
Total non-current assets		70,914	68,802
Current assets
Loans and notes receivable	9	2	4
Accounts receivable and other	10	1,368	1,220
Cash and cash equivalents		1,244	1,035
Total current assets		2,614	2,259
Assets held for sale	11	1,193	805
Total assets		$74,721	$71,866

Liabilities and equity
Non-current liabilities
Debt obligations	12	$26,852	$21,946
Capital securities	13	3,610	3,528
Other non-current liabilities		402	388
Deferred tax liabilities		3,352	3,107
Total non-current liabilities		34,216	28,969
Current liabilities
Debt obligations	12	4,534	8,580
Capital securities	13	377	503
Accounts payable and other liabilities	15	2,546	2,639
Total current liabilities		7,457	11,722
Liabilities associated with assets held for sale	11	230	242
Total liabilities		41,903	40,933

Equity
Limited partners	16	7,337	7,425
General partner	16	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16,17	14,041	14,218
Limited partnership units of Brookfield Office Properties Exchange LP	16,17	287	309
Interests of others in operating subsidiaries and properties	17	11,147	8,975
Total equity		32,818	30,933
Total liabilities and equity		$74,721	$71,866

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2016	2015	2016	2015
Commercial property revenue	18	$866	$781	$1,686	$1,591
Hospitality revenue		416	264	808	534
Investment and other revenue	19	51	125	86	194
Total revenue		1,333	1,170	2,580	2,319
Direct commercial property expense	20	330	308	641	635
Direct hospitality expense	21	264	196	529	402
Investment and other expense		1	60	1	60
Interest expense		401	366	817	740
Depreciation and amortization	22	61	41	125	77
General and administrative expense	23	138	122	269	232
Total expenses		1,195	1,093	2,382	2,146
Fair value gains, net	24	286	179	623	1,007
Share of net earnings from equity accounted investments	5	286	549	416	813
Income before income taxes		710	805	1,237	1,993
Income tax expense	14	141	(360)	228	(181)
Net income		$569	$1,165	$1,009	$2,174

Net income attributable to:
Limited partners		$129	$374	$221	$672
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		214	629	369	1,141
Limited partnership units of Brookfield Office Properties Exchange LP		6	23	10	46
Interests of others in operating subsidiaries and properties		220	139	409	315
Total		$569	$1,165	$1,009	$2,174

Net income per LP Unit:
Basic	16	$0.45	$1.31	$0.77	$2.37
Diluted	16	$0.44	$1.26	$0.76	$2.28

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2016	2015	2016	2015
Net income		$569	$1,165	$1,009	$2,174
Other comprehensive (loss) income	26
Items that may be reclassified to net income:
Foreign currency translation		(269)	1	(51)	(492)
Cash flow hedges		20	65	(88)	19
Available-for-sale securities		—	2	—	3
Equity accounted investments		4	86	—	88
Items that will not be reclassified to net income:
Equity accounted investments - revaluation surplus		2	2	(10)	2
Total other comprehensive (loss) income		(243)	156	(149)	(380)
Total comprehensive (loss) income		$326	$1,321	$860	$1,794

Comprehensive income attributable to:
Limited partners
Net income		$129	$374	$221	$672
Other comprehensive (loss) income		(96)	67	(86)	(58)
		33	441	135	614
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		214	629	369	1,141
Other comprehensive (loss) income		(162)	116	(144)	(99)
		52	745	225	1,042
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		6	23	10	46
Other comprehensive (loss) income		(4)	6	(4)	(4)
		2	29	6	42
Interests of others in operating subsidiaries and properties
Net income		220	139	409	315
Other comprehensive (loss) income		19	(33)	85	(219)
		239	106	494	96
Total comprehensive income		$326	$1,321	$860	$1,794

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	Total general partner equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933
Net income	—	221	—		221	—	—	—	—	369	10	409	1,009
Other comprehensive (loss)	—	—	—	(86)	(86)	—	—	—	—	(144)	(4)	85	(149)
Total comprehensive income (loss)	—	221	—	(86)	135	—	—	—	—	225	6	494	860
Distributions	—	(146)	—	—	(146)	—	—	—	—	(246)	(7)	(592)	(991)
Issuance / repurchase of interests in operating subsidiaries	—	(94)	—	—	(94)	—	—	—	—	(156)	(4)	2,270	2,016
Exchange of exchangeable units	16	—	1	—	17	—	—	—	—	—	(17)	—	—
Balance as at Jun. 30, 2016	$5,831	$1,772	$127	$(393)	$7,337	$4	$2	$—	$6	$14,041	$287	$11,147	$32,818

Balance as at Dec 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299
Net income	—	672	—	—	672	—	—	—	—	1,141	46	315	2,174
Other comprehensive (loss)	—	—	—	(58)	(58)	—	—	—	—	(99)	(4)	(219)	(380)
Total comprehensive income (loss)	—	672	—	(58)	614	—	—	—	—	1,042	42	96	1,794
Distributions	—	(137)	—	—	(137)	—	—	—	—	(232)	(9)	(380)	(758)
Issuance / repurchase of interest in operating subsidiaries	—	(2)	—	—	(2)	—	—	—	—	(3)	—	(129)	(134)
Exchange of exchangeable units	199	—	3	(2)	200	—	—	—	—	4	(204)	—	—
Balance as at Jun. 30, 2015	$5,811	$1,543	$128	$(221)	$7,261	$4	$1	$—	$5	$13,958	$299	$7,678	$29,201

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2016	2015
Operating activities
Net income		$1,009	$2,174
Share of equity accounted earnings, net of distributions		(258)	(679)
Fair value (gains) losses, net	24	(623)	(1,007)
Deferred income tax expense (benefit)	14	182	(209)
Depreciation and amortization	22	125	77
Working capital and other		(680)	(6)
		(245)	350
Financing activities
Debt obligations, issuance		8,794	3,024
Debt obligations, repayments		(8,056)	(3,735)
Capital securities redeemed		(170)	—
Non-controlling interests, issued		1,993	303
Non-controlling interests, purchased		—	(272)
Repurchases of limited partnership units		(14)	—
Distributions to non-controlling interests in operating subsidiaries		(616)	(374)
Distributions to limited partnership unitholders		(146)	(137)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(246)	(232)
Distributions to holders of Brookfield Office Properties Exchange LP units		(7)	(9)
		1,532	(1,432)
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		1,518	1,112
Property acquisitions and capital expenditures		(2,637)	(1,245)
Investment in equity accounted investments		(279)	(1,735)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		390	756
Financial assets and other		7	384
Other property, plant and equipment investments, net of dispositions		(78)	(2)
Cash acquired in business combinations		53	—
Restricted cash and deposits		(72)	1,784
		(1,098)	1,054
Cash and cash equivalents
Net change in cash and cash equivalents during the period		189	(28)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		20	(12)
Balance, beginning of period		1,035	1,282
Balance, end of period		$1,244	$1,242

Supplemental cash flow information
Cash paid for:
Income taxes		$42	$40
Interest (excluding dividends on capital securities)		$555	$650

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at June 30, 2016 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2016 were approved and authorized for issue by the Board of Directors of the partnership on August 4, 2016.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2015 with the exception of the adoption of Amendments to IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (“IFRS 11”) effective January 1, 2016, as discussed in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2015.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
The partnership adopted Amendments to IFRS 11 effective January 1, 2016. The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The adoption of the amendments to this standard did not have a significant impact on the partnership’s condensed consolidated financial statements.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2015 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2016.

e)	Change in operating segments
In the first quarter of 2016, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reportable segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. See Note 31, Segment Information, for further discussion.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On May 10, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $151 million. The storage portfolio (“Southeastern Storage Portfolio”) consists of self-storage properties across the Southeastern United States. The acquisition was funded with a cash contribution of $83 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. At the date the partnership’s condensed consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they were accounted for on a provisional basis.

On April 29, 2016, the partnership acquired a portfolio of student housing properties for total consideration of $401 million. The portfolio of student housing (“UK Student Housing”) consists of housing properties for students across the United Kingdom. The acquisition was funded with a cash contribution of $209 million from a fund sponsored by Brookfield Asset Management, with the remainder funded through debt financing. At the date the partnership’s condensed consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they were accounted for on a provisional basis.

On March 22, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $320 million. Simply Self Storage (“Simply Storage”) owns and operates self-storage properties across the United States. The acquisition was funded with cash contribution of $289 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. At the date the partnership’s condensed consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they were accounted for on a provisional basis.

On August 3, 2015, the partnership acquired 100% of the voting equity interests in Center Parcs Group (“Center Parcs UK”) for consideration of $1,958 million. Center Parcs UK operates five short-break destinations across the United Kingdom. The acquisition was funded with $249 million in cash from the partnership, $551 million in cash contributed from third party co-investors, $749 million contributed by funds sponsored by Brookfield Asset Management which was drawn on subscription facilities, and the remainder financed with debt. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of hospitality properties and intangible assets and goodwill, as well as deferred income taxes were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future periods in accordance with IFRS 3.

In December 2015, the partnership acquired a portfolio of office properties in Brazil. Funds sponsored by Brookfield Asset Management contributed $396 million of cash which was drawn on subscription facilities. At the date the partnership’s December 31, 2015 consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis. During the second quarter of 2016, the partnership completed the purchase price allocation for the acquisition of the Brazil office portfolio. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2015 consolidated financial statements.

The following table summarizes the impact of significant business combinations during the six months ended June 30, 2016:

(US$ Millions)	Simply Storage	UK Student Housing	Southeastern Storage Portfolio	Other	Total
Investment properties	$839	$608	$205	$727	$2,379
Hospitality assets	—	—	—	197	197
Accounts receivable and other	26	11	4	10	51
Cash and cash equivalents	15	33	1	3	52
Total assets	880	652	210	937	2,679
Less:
Debt obligations	(534)	(201)	(58)	(78)	(871)
Accounts payable and other	(11)	(48)	(1)	(7)	(67)
Non-controlling interests(1)	(15)	(2)	—	(1)	(18)
Net assets acquired	$320	$401	$151	$851	$1,723
Consideration(2)	$320	$401	$151	$828	$1,700
Transaction costs	$(9)	$(4)	$(2)	$(6)	$(21)
(1) Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.
(2) Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

The difference between consideration and net assets acquired was attributable to the bargain purchase gain from the acquisition of four office properties in suburban Maryland. The bargain purchase gain reflected a purchase price discount as a result of a distressed sale process and a portfolio discount negotiated with the seller. At the date the partnership’s condensed consolidated financial statements were approved for issuance, the valuations of investment properties and the resulting bargain purchase gain were still under evaluation by the partnership.

In the period from each acquisition date to June 30, 2016, the partnership recorded revenue and net income in connection with these acquisitions of approximately $51 million and $12 million, respectively. If the acquisitions had occurred on January 1, 2016, the partnership’s total revenue and net income would have been $2,647 million and $1,019 million, respectively, for the six months ended June 30, 2016.

Acquisition-related transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the condensed consolidated statements of income.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2016 and the year ended December 31, 2015:

	Six months ended Jun. 30, 2016			Year ended Dec. 31, 2015
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$39,111	$2,488	$41,599	$37,789	$3,352	$41,141
Changes resulting from:
Property acquisitions	2,206	161	2,367	3,950	210	4,160
Capital expenditures	342	487	829	916	1,149	2,065
Property dispositions(1)	(703)	(7)	(710)	(2,393)	(1,517)	(3,910)
Fair value gains, net(2)	290	133	423	1,583	430	2,013
Foreign currency translation	542	(93)	449	(1,746)	(342)	(2,088)
Reclassifications to assets held for sale and other changes	(770)	(15)	(785)	(988)	(794)	(1,782)
Balance, end of period	$41,018	$3,154	$44,172	$39,111	$2,488	$41,599

(1)	Property dispositions represent the carrying value on date of sale.
(2) For the period ended June 30, 2016, fair value gains, net includes $23 million of bargain purchase gains. See Note 3 for further discussion.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. Refer to the table below for further information on what valuation method the partnership uses for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals. The recently acquired student housing portfolio was valued by such external valuation professionals as of June 30, 2016.

The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are presented in the following tables below on a weighted-average basis:

		Jun. 30, 2016			Dec. 31, 2015
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.8%	5.6%	12	6.9%	5.7%	12
Canada	Discounted cash flow	6.2%	5.7%	10	6.1%	5.5%	10
Australia	Discounted cash flow	7.7%	6.2%	10	7.6%	6.2%	10
United Kingdom	Discounted cash flow	5.9%	5.0%	11	6.0%	5.1%	12
Brazil	Discounted cash flow	9.3%	7.5%	10	9.3%	7.5%	10
Opportunistic Office	Discounted cash flow	11.0%	8.4%	6	11.5%	8.3%	6
Opportunistic Retail(1)	Direct capitalization	7.8%	n/a	n/a	7.5%	n/a	n/a
Industrial	Discounted cash flow	7.5%	6.8%	10	7.6%	6.8%	10
Multifamily(1)	Direct capitalization	5.0%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.4%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	6.3%	n/a	n/a	n/a	n/a	n/a
Student Housing(1)	Direct capitalization	6.1%	n/a	n/a	n/a	n/a	n/a

(1)
The valuation method used to value opportunistic retail, multifamily, triple net lease, self-storage, and student housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

		Jun. 30, 2016			Dec. 31, 2015
Equity accounted investments(1)	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.6%	5.5%	11	6.3%	5.3%	11
Australia	Discounted cash flow	7.4%	6.1%	10	7.4%	6.1%	10
Europe(2)	Discounted cash flow	5.1%	5.0%	10	5.1%	5.1%	10
Core Retail
United States	Discounted cash flow	7.4%	5.8%	10	7.4%	5.8%	10
Opportunistic Office	Discounted cash flow	9.3%	7.1%	5	8.3%	7.4%	5
Opportunistic Retail(3)	Discounted cash flow	8.3%	n/a	n/a	7.2%	n/a	n/a
Industrial	Discounted cash flow	7.1%	6.3%	10	7.1%	6.5%	10
Multifamily(3)	Direct capitalization	5.3%	n/a	n/a	5.4%	n/a	n/a

(1)	See Note 5 for further discussion on the partnership’s equity accounted investments.

(2)
Certain properties in Europe accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

(3)
The valuation method used to value opportunistic retail, multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015
Joint Ventures
Stork Holdco LP (“Stork”)(1)	Property holding company	United Kingdom	50%	50%	$3,013	$3,401
Manhattan West, New York	Property holding company	United States	56%	56%	1,121	1,073
245 Park Avenue, New York	Property holding company	United States	51%	51%	785	784
Grace Building, New York	Property holding company	United States	50%	50%	607	590
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	50%	345	334
Brookfield D.C. Office Partners LLC (“D.C. Fund”), Washington, D.C.	Property holding company	United States	51%	51%	325	316
Brookfield Fairfield U.S. Multifamily Value Add Fund II, L.P. ("VAMF II")	Property holding company	United States	37%	37%	271	274
EY Centre, Sydney(2)	Property holding company	Australia	50%	50%	222	203
75 State Street, Boston	Property holding company	United States	51%	51%	169	159
Potsdamer Platz, Berlin	Holding company	Germany	25%	50%	170	316
Republic Plaza, Denver	Property holding company	United States	50%	50%	131	123
Other	Various	Various	13%-83%	13%-83%	1,093	1,210
					8,252	8,783
Associates
General Growth Properties, Inc. (“GGP”)	Real estate investment trust	United States	29%	29%	7,345	7,215
China Xintiandi (“CXTD”)(3)	Property holding company	China	22%	22%	461	589
Rouse Properties, Inc. (“Rouse”)	Real estate investment trust	United States	33%	34%	354	380
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	90%	333	322
Other	Various	Various	23%-49%	23%-49%	333	349
					8,826	8,855
Total					$17,078	$17,638

(1)	Stork is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)	The partnership’s interest in CXTD is held through a subsidiary, BSREP CXTD Holdings L.P., in which it has an approximate 31% interest.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of June 30, 2016 was $7,615 million (December 31, 2015 - $6,948 million). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of June 30, 2016 was $354 million (December 31, 2015 - $282 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2016 and December 31, 2015:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Equity accounted investments, beginning of period	$17,638	$10,356
Additions, net of disposals and return of capital distributions	18	6,034
Share of net income	416	1,591
Distributions received	(158)	(276)
Foreign currency translation	(349)	(59)
Reclassification to assets held for sale	(502)	—
Other	15	(8)
Equity accounted investments, end of period	$17,078	$17,638

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Non-current assets	$79,474	$85,187
Current assets	4,840	4,859
Total assets	84,314	90,046
Non-current liabilities	34,708	38,327
Current liabilities	6,275	4,472
Total liabilities	40,983	42,799
Net assets	43,331	47,247
Partnership’s share of net assets	$17,078	$17,638

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Revenue	$1,080	$1,262	$2,988	$2,497
Expenses	954	859	2,261	1,601
Income before fair value gains, net	126	403	727	896
Fair value gains, net	236	1,128	160	1,257
Net income	362	1,531	887	2,153
Partnership’s share of net earnings	$286	$549	$416	$813

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015
Darling Park Complex, Sydney	30%	30%	$213	$195
IAG House, Sydney	50%	50%	96	94
Jessie Street, Sydney	100%	100%	150	136
Infrastructure House, Canberra	100%	100%	28	24
Total participating loan interests			$487	$449

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net in the condensed consolidated statements of income. As of June 30, 2016, the carrying value of the embedded derivative is $99 million (December 31, 2015 - $118 million).

For the three and six months ended June 30, 2016, the partnership recognized interest income on the participating loan interests of $8 million (2015 - $10 million) and $16 million (2015 - $21 million), respectively, and fair value gains of $3 million (2015 - $20 million) and $19 million (2015 - $39 million), respectively.

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Non-current assets	$1,665	$1,674
Current assets	148	35
Total assets	1,813	1,709
Non-current liabilities	119	483
Current liabilities	654	180
Total liabilities	773	663
Net assets	$1,040	$1,046

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$31	$39	$63	$79
Expenses	16	17	31	35
Earnings before fair value gains, net	15	22	32	44
Fair value gains, net	6	69	33	126
Net earnings	$21	$91	$65	$170

NOTE 7. HOSPITALITY ASSETS
Consolidated hospitality assets primarily consist of Center Parcs UK, which was acquired during the third quarter of 2015, Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hospitality assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hospitality assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership depreciates these assets on a straight-basis over their relevant estimated useful lives.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	7 to 50+
Land improvements	14 to 30
Furniture, fixtures and equipment	3 to 20

The following table presents the change to the components of the partnership’s hotel assets from the beginning of the year:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Cost:
Balance, beginning of period	$4,962	$2,430
Acquisitions through business combinations	197	2,619
Additions	81	74
Disposals	—	(10)
Foreign currency translation	(246)	(151)
	4,994	4,962
Accumulated fair value changes:
Balance, beginning of period	585	426
Increase from revaluation	—	163
Provision for impairment	—	(4)
	585	585
Accumulated depreciation:
Balance, beginning of period	(531)	(378)
Depreciation	(115)	(153)
Foreign currency translation	6	—
	(640)	(531)
Total hospitality assets	$4,939	$5,016

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Securities designated as FVTPL	$54	$37
Derivative assets	1,616	1,379
Securities designated as AFS	156	142
Goodwill	802	888
Intangible assets, net	1,222	1,321
Other	185	116
Total other non-current assets	$4,035	$3,883

a)	Derivative assets
Derivative assets primarily include the carrying amount of warrants to purchase shares of common stock of GGP in the amount of $1,548 million as of June 30, 2016 (December 31, 2015 - $1,364 million). The fair value of the GGP warrants as of June 30, 2016 was determined using a Black-Scholes option pricing model, assuming a 1.4 year term (December 31, 2015 - 1.9 year term), 62% volatility (December 31, 2015 - 57% volatility), and a risk free interest rate of 0.49% (December 31, 2015 - 0.98%).

b)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS at June 30, 2016 are $107 million (December 31, 2015 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2015 - $92 million) recognized in other non-current financial liabilities.

c)	Goodwill
Goodwill of $802 million at June 30, 2016 (December 31, 2015 - $888 million) is primarily attributable to the acquisition of Center Parcs UK in the third quarter of 2015. As discussed in Note 3, the goodwill balance is still provisional and subject to change. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

d)	Intangible Assets
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets acquired in connection with the acquisition of Center Parcs UK during the third quarter of 2015. As discussed in Note 3, Business Acquisitions and Combinations, the acquired assets of Center Parcs UK, including trademark assets, and assumed liabilities were still under evaluation by the partnership at the date the partnership’s financial statements were approved for issuance. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future reporting periods in accordance with IFRS 3.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Gaming rights	Indefinite
Water/ electricity rights	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	6 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The following table presents a roll forward of the partnership’s intangible assets:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Balance, beginning of period	$1,321	$307
Acquisitions, net of disposals	6	1,083
Amortization	(4)	(5)
Foreign currency translation	(101)	(64)
Balance, end of period	$1,222	$1,321

NOTE 9. LOANS AND NOTES RECEIVABLE
Loans and notes receivable primarily represents investments in debt instruments secured by commercial and other income producing real property. Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the three and six months ended June 30, 2016.

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Accounts receivable(1)	$330	$422
Restricted cash and deposits	417	338
Other current assets	621	460
Total accounts receivable and other	$1,368	$1,220

(1)	See Note 29, Related Parties, for further discussion.

Restricted cash and deposits are considered restricted when they are subject to contingent rights of third parties that prevent the assets’ use for current purposes.

Included in other current assets are derivative assets with a carrying amount of $230 million at June 30, 2016 (December 31, 2015 - $91 million).

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Investment properties	$849	$775
Equity accounted investments	343	—
Accounts receivables and other assets	1	30
Assets held for sale	1,193	805
Debt obligations	230	229
Accounts payable and other liabilities	—	13
Liabilities associated with assets held for sale	$230	$242

At December 31, 2015, assets held for sale include two properties in the partnership’s Core Office segment, in Vancouver and Sydney, a portfolio of industrial assets near the U.S. - Mexico border and two multifamily properties in the U.S. On February 2, 2016, and February 29, 2016, the partnership sold the office properties in Sydney and Vancouver for A$285 million and C$428 million, respectively.

At June 30, 2016, assets held for sale included one Core Office property, One Shelley Street in Sydney, as well as a portfolio of hospitality assets in Germany, a portfolio of industrial assets and a portfolio of multifamily assets in the United States, as the partnership intends to sell controlling interests in these properties to third parties in the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2016		Dec. 31, 2015
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	2.17%	$2,140	3.16%	$1,632
Brookfield Office Properties’ revolving facility	2.14%	892	2.15%	884
Brookfield Office Properties’ senior unsecured notes	4.17%	271	4.17%	252
Brookfield Canada Office Properties revolving facility	2.31%	15	2.29%	140

Subsidiary borrowings	4.63%	84	4.60%	86

Secured debt obligations:
Funds subscription credit facilities	1.86%	419	1.91%	1,594
Fixed rate	5.29%	14,593	5.36%	13,709
Variable rate	4.09%	13,202	3.87%	12,458
Total debt obligations		$31,616		$30,755

Current		4,534		8,580
Non-current		26,852		21,946
Debt associated with assets held for sale		230		229
Total debt obligations		$31,616		$30,755

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun. 30, 2016			Dec. 31, 2015
(Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$22,862		$22,862	$22,345		$22,345
British Pounds	3,509		£2,636	3,340		£2,267
Canadian Dollars	2,381	C$	3,078	2,376	C$	3,287
Australian Dollars	1,517	A$	2,037	1,504	A$	2,064
Brazilian Reais	655	R$	2,104	535	R$	2,088
Euros	463		€417	439		€404
Indian Rupee	229	₨	15,276	216	₨	14,314
Total debt obligations	$31,616			$30,755

NOTE 13. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2016	Dec. 31, 2015
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$537	$532
Series 2	24,000,000	6.50%	519	516
Series 3	24,000,000	6.75%	509	506
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
Brookfield Office Properties Inc. (“BPO”) Class AAA Preferred Shares:
Series G(1)	3,238,197	5.25%	81	84
Series H(2)	—	5.75%	—	128
Series J(1)	6,594,438	5.00%	127	125
Series K(1)	4,995,414	5.20%	97	90
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	925,390	5.25%	22	23
Series 2	701,165	5.75%	14	18
Series 3	914,653	5.00%	18	17
Series 4	984,586	5.20%	18	18
Capital Securities – Fund Subsidiaries			795	724
Total capital securities			$3,987	$4,031

Current			377	503
Non-current			3,610	3,528
Total capital securities			$3,987	$4,031

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, and 1,004,586 shares of Series G, Series J, and Series K Class AAA preferred shares of BPO as of June 30, 2016, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)	The BPO Class AAA Series H Preferred Shares were redeemed on May 23, 2016 for cash of C$25.00 per share plus accrued and unpaid dividends thereon.
(3) BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On August 2, 2016, the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares.

The Capital Securities – Fund Subsidiaries includes $714 million (December 31, 2015 - $683 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

Capital Securities – Fund Subsidiaries also includes $41 million at June 30, 2016 (December 31, 2015 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Capital Securities – Fund Subsidiaries also includes $40 million at June 30, 2016 (December 31, 2015 - nil) which represents the preferred equity interests held by the partnership’s co-investor in the BSREP II Vintage Estate Partners LLC (“Vintage Estates”) which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

At June 30, 2016, capital securities includes $274 million (December 31, 2015 - $394 million) repayable in Canadian Dollars of C$355 million (December 31, 2015 - C$545 million).

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Current income tax	$8	$14	$46	$28
Deferred income tax	133	(374)	182	(209)
Income tax expense (benefit)	$141	$(360)	$228	$(181)

The partnership’s income tax expense increased for the three and six months ended June 30, 2016 as compared to the same period in the prior year primarily due to an income tax recovery relating to a reorganization of the partnership’s interest in certain subsidiaries in the prior year, offset by a decrease in before tax book income in the current period.
NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities(1)	$1,850	$2,123
Deferred revenue	209	114
Other liabilities(1)	487	402
Total accounts payable and other liabilities	$2,546	$2,639

(1)	See Note 29, Related Parties, for further discussion.

Included in other liabilities are derivative liabilities with a carrying amount of $487 million at June 30, 2016 (December 31, 2015 - $401 million).

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015
Outstanding, beginning of period	139	139	261,486	254,080
Exchange LP Units exchanged	—	—	706	8,736
Distribution Reinvestment Program	—	—	100	201
Issued under unit-based compensation plan	—	—	171	80
Repurchase of LP Units	—	—	(693)	(1,611)
Outstanding, end of period	139	139	261,770	261,486

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at June 30, 2016 and December 31, 2015.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at June 30, 2016 and December 31, 2015.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Jun. 30, 2016	Dec. 31, 2015
Outstanding, beginning of period	12,379	21,115
Exchange LP Units exchanged(1)	(706)	(8,736)
Outstanding, end of period	11,673	12,379

(1)
Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2016	2015	2016	2015
General Partner	$—	$—	$—	$—
Limited Partners	73	69	146	137
Holders of:
Redeemable/exchangeable partnership units	121	114	243	229
Special limited partnership units	2	2	3	3
Limited partnership units of Exchange LP	4	4	7	9
Total	$200	$189	$399	$378
Per unit(1)	$0.280	$0.265	$0.560	$0.530

(1)	Per unit outstanding on the distribution record date for each.

e)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except unit information)	2016	2015	2016	2015
Net income attributable to limited partners	$129	$374	$221	$672
Income reallocation related to mandatorily convertible preferred shares	19	58	35	106
Net income attributable to limited partners – basic	148	432	256	778
Dilutive effect of conversion of preferred shares and options	15	33	24	61
Net income attributable to limited partners – diluted	$163	$465	$280	$839

(in millions of units/shares)
Weighted average number of LP Units outstanding	261.7	260.4	261.6	257.8
Mandatorily convertible preferred shares	70.0	70.0	70.0	70.0
Weighted average number of LP Units - basic	331.7	330.4	331.6	327.8
Dilutive effect of the conversion of preferred shares and options	37.3	37.3	37.1	40.4
Weighted average number of LP units outstanding - diluted	369.0	367.7	368.7	368.2

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Redeemable/Exchangeable and special limited partnership units	$14,041	$14,218
Limited partnership units of Brookfield Office Properties Exchange L.P.	287	309
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	25	25
Preferred equity of subsidiaries	1,813	1,650
Non-controlling interests in subsidiaries and properties	9,309	7,300
Total interests of others in operating subsidiaries and properties	11,147	8,975
Total non-controlling interests	$25,475	$23,502

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015
Brookfield Office Properties Inc.(1)	Canada	—	—	$2,976	$2,622
BSREP CARS Sub-Pooling LLC	United States	74%	74%	1,131	1,104
Center Parcs UK	United Kingdom	72%	68%	1,012	1,071
BSREP Industrial Pooling Subsidiary L.P.	United States	70%	70%	917	883
BSREP II Aries Pooling LLC	United States	74%	66%	736	645
BREF ONE, LLC	United States	67%	67%	461	457
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	60%	60%	458	406
BSREP Europe Holdings L.P	Cayman Islands	66%	66%	450	386
Brookfield Strategic Real Estate Partners II Storage REIT LLC	United States	74%	―%	435	—
BSREP UA Holdings LLC	Cayman Islands	70%	70%	418	333
BSREP II Brazil Pooling LLC	United States	68%	66%	386	277
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	321	284
Other	Various	18%-88%	18%-88%	1,446	507
Total				$11,147	$8,975

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 16% - 100%.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Base rent	$780	$694	$1,516	$1,408
Straight-line rent	38	28	70	58
Lease termination	—	3	6	6
Other	48	56	94	119
Total commercial property revenue	$866	$781	$1,686	$1,591

NOTE 19. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Fee revenue	$11	$11	$21	$16
Dividend income	5	14	8	46
Interest income	11	15	19	32
Participating loan notes	8	10	16	21
Investment income	3	67	5	67
Other	13	8	17	12
Total investment and other revenue	$51	$125	$86	$194

NOTE 20. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Employee compensation and benefits	$36	$24	$66	$49
Property maintenance	163	156	317	331
Real estate taxes	103	103	204	207
Ground rents	10	10	20	19
Other	18	15	34	29
Total direct commercial property expense	$330	$308	$641	$635

NOTE 21. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Employee compensation and benefits	$70	$69	$145	$138
Marketing and advertising	15	8	32	22
Cost of food, beverage, and retail goods sold	63	32	123	61
Maintenance and utilities	25	19	49	37
Other	91	68	180	144
Total direct hospitality expense	$264	$196	$529	$402

NOTE 22. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Depreciation and amortization of real estate assets	$56	$34	$115	$65
Depreciation and amortization of non-real estate assets	5	7	10	12
Total depreciation and amortization	$61	$41	$125	$77

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Employee compensation and benefits	$43	$31	$80	$72
Management fees	46	32	93	71
Transaction costs and other	49	59	96	89
Total general and administrative expense	$138	$122	$269	$232

NOTE 24. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial properties	$157	$414	$290	$934
Commercial developments	126	45	133	171
Financial instruments and other	3	(280)	200	(98)
Total fair values gains, net	$286	$179	$623	$1,007

NOTE 25. UNIT-BASED COMPENSATION
On February 3, 2015, the BPY Unit Option Plan (“BPY Plan”) was amended and restated by the board of directors of the general partner of BPY, and approved by unitholders on March 26, 2015. The BPY Plan originally provided for a cash payment on the exercise of an option equal to the amount by which the fair market value of a LP Unit on the date of exercise exceeds the exercise price of the option. The amended BPY Plan allows for the settlement of the in-the-money amount of an option upon exercise in LP Units for certain qualifying employees. This amendment applies to all options granted under the BPY Plan, including those options currently outstanding. Consequently, as a result of this amendment, options granted to certain employees under the amended and restated BPY Plan are accounted for as an equity-based compensation agreement.

During the three and six months ended June 30, 2016, the partnership incurred $5 million (2015 - $2 million) and $8 million (2015 - $11 million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of BPY Awards granted during the period using the Black-Scholes valuation model, with inputs to the model and resulting weighted average fair value per option as follows:

	Unit of measure	Jun. 30, 2016
Exercise price	US$	19.51
Average term to exercise	In Years	7.50
Unit price volatility	%	30
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.50
Risk-free rate	%	1.57
Weighted average fair value per option	US$	1.45

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at June 30, 2016 and December 31, 2015 is as follows:

	Jun. 30, 2016		Dec. 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	17,349,629	$20.53	—	$—
Granted	3,020,931	19.51	2,542,340	25.18
Exercised	(770,417)	18.52	(745,392)	19.92
Expired/forfeited	(2,701,287)	19.99	(174,153)	21.40
Reclassified(1)	—	—	15,726,834	19.75
Outstanding, end of period	16,898,856	$20.41	17,349,629	$20.53
Exercisable, end of period	5,918,791	$19.71	4,795,099	$19.03

(1)	Relates to the reclassification of options for certain employees whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at June 30, 2016 and December 31, 2015 under the equity-settled BPY Awards by expiry date:

	Jun. 30, 2016		Dec. 31, 2015
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	333,400	$13.07	368,400	$13.07
2021	363,900	17.44	421,300	17.44
2022	830,500	18.02	1,535,900	18.25
2023	1,087,020	16.80	1,247,680	16.80
2024	9,160,795	20.59	11,286,224	20.59
2025	2,201,277	25.18	2,490,125	25.18
2026	2,921,964	19.51	—	—
Total	16,898,856	$20.41	17,349,629	$20.53

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at June 30, 2016 and December 31, 2015 is as follows:

	Jun. 30, 2016		Dec. 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	6,904,986	$20.37	21,946,145	$19.75
Granted	846,912	19.51	775,215	25.18
Exercised	(148,076)	18.55	(89,540)	17.40
Expired/forfeited	(226,780)	21.32	—	—
Reclassified(1)	—	—	(15,726,834)	19.75
Outstanding, end of period	7,377,042	$20.28	6,904,986	$20.37
Exercisable, end of period	2,772,207	$19.75	1,956,693	$19.16

(1)	Relates to the reclassification of options for certain employees whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at June 30, 2016 and December 31, 2015 under the cash-settled BPY Awards by expiry date:

	Jun. 30, 2016		Dec. 31, 2015
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	78,000	$13.07	78,000	$13.07
2021	186,800	17.44	226,800	17.44
2022	545,800	18.08	581,200	18.07
2023	549,000	16.80	604,200	16.80
2024	4,459,230	20.59	4,639,571	20.59
2025	711,300	25.18	775,215	25.18
2026	846,912	19.51	—	—
Total	7,377,042	$20.28	6,904,986	$20.37

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2016, the total number of Restricted Units outstanding was 390,428 (December 31, 2015 - 442,332) with a weighted average exercise price of $20.87 (December 31, 2015 - $20.87).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of June 30, 2016, the total number of Canadian Restricted Units outstanding was 19,410 (December 31, 2015 - 19,410) with a weighted average exercise price of C$22.14 (December 31, 2015 - C$22.14).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At June 30, 2016, BPO has 1,491,215 deferred share units (December 31, 2015 - 1,456,719) outstanding and vested.

NOTE 26. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(496)	$212	$(270)	$(611)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and six months ended Jun. 30, 2016 of ($9) million and ($5) million, respectively (2015 – $26 million and ($6) million)(1)	227	(211)	219	119
	(269)	1	(51)	(492)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2016 of $18 million and $45 million, respectively (2015 – ($25) million and ($10) million)	20	65	(88)	19
	20	65	(88)	19
Available-for-sale securities
Net change in unrealized gains on available-for-sale securities, net of income taxes	—	2	—	3
	—	2	—	3
Equity accounted investments
Share of unrealized foreign currency translation gains in respect of foreign operations	4	86	2	88
(Losses) on derivatives designated as cash flow hedges	—	—	(2)	—
	4	86	—	88
Items that will not be reclassified to net income:
Equity accounted investments
Share of revaluation surplus	2	2	(10)	2
	2	2	(10)	2
Total other comprehensive (loss) income	$(243)	$156	$(149)	$(380)

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 27. OBLIGATIONS GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At June 30, 2016, the partnership has commitments totaling approximately $1,099 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately C$182 million for the completed development of Bay Adelaide East in Toronto, approximately A$24 million for the completed development of Brookfield Place Perth Tower 2 and approximately £664 million for the development of London Wall Place, 100 Bishopsgate, Principal Place Commercial and Principal Place Residential in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2016, there remained approximately $200 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2016, there remained approximately $1.5 billion of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 28. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts and zero cost collars to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Brazilian Real and Chinese Yuan denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2016	Interest rate caps of US$ LIBOR debt	$4,301	2.0% - 5.8%	Jul. 2016 - Dec. 2018	$—
	Interest rate swaps of US$ LIBOR debt	1,193	1.3% - 2.2%	Jul. 2020 - Dec. 2020	(36)
	Interest rate cap of £ LIBOR debt	224	2.5% - 3.0%	Dec. 2016 - Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	91	1.0% - 1.5%	Apr. 2020 - Jun. 2021	3
	Interest rate swaps of € EURIBOR debt	192	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(7)
	Interest rate swaps of A$ BBSW/BBSY debt	180	1.9% - 4.1%	Dec. 2016 - Jul. 2017	(3)
	Interest rate swaps of forecasted fixed rate debt	800	3.1% - 5.5%	Nov. 2026 - Jun. 2029	(229)
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps of forecasted fixed rate debt	1,885	3.1% - 5.1%	Jan. 2026 - Jun. 2029	(332)

For the three and six months ended June 30, 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $6 million and $11 million, respectively. For the three and six months ended June 30, 2015, the amount of hedge ineffectiveness recorded in earnings was not significant.

During the second quarter of 2016, the partnership recognized fair value losses, net of approximately $24 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2016	Net investment hedges		£3,593	£0.64/$ - £0.74/$	Jul. 2016 - Dec. 2017	$264
	Net investment hedges	C¥	1,750	C¥6.66/$ - C¥6.90/$	Sep. 2016 - Feb. 2017	(1)
	Net investment hedges	A$	1,651	A$1.32/$ - A$1.44/$	Jul. 2016 - Jul. 2017	(15)
	Net investment hedges		€1,192	€0.86/$ - €0.93/$	Jul. 2016 - Feb. 2018	1
	Cash flow hedges	R$	500	R$3.59/$	Dec. 2016	9
	Net investment hedges	R$	765	R$3.64/$ - R$3.89/$	Oct. 2016	(27)
Dec. 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan. 2016 - Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)

In addition, as of June 30, 2016, the partnership had designated C$690 million (December 31, 2015 - $900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

For the three and six months ended June 30, 2016 and 2015, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Jun. 30, 2016	Interest rate caps	$350	Jul. 2017	3.25%	$—
	Interest rate swaps	960	Jun. 2027 - Jun. 2028	1.9% - 4.8%	(206)
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—
	Interest rate caps	350	Jul. 2017	3.25%	—
	Interest rate caps	34	Jan. 2016	3.00%	—
	Interest rate caps	75	Feb. 2016	2.93%	—

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Jun. 30, 2016	Foreign currency call		£250	Jul. 2016	£0.67/$	$—
	Foreign currency call		£250	Jul. 2016	£0.67/$	—
	Foreign currency call		£150	Jul. 2016	£0.67/$	—
	Foreign currency call		£150	Jul. 2016	£0.67/$	—
	Foreign currency call		£100	Aug. 2016	£0.67/$	—
	Foreign currency call		£100	Aug. 2016	£0.67/$	—
	Foreign currency call		£150	Aug. 2016	£0.67/$	—
	Foreign currency call		£150	Aug. 2016	£0.67/$	—
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	$—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—

The other derivatives have not been designated as hedges for accounting purposes.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

			Jun. 30, 2016		Dec. 31, 2015
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$487	$487	$449	$449
Loans and notes receivable	Loans and receivables	Amortized cost	205	205	221	221
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	54	54	37	37
Derivative assets	FVTPL	Fair value	1,616	1,616	1,379	1,379
Securities designated as AFS	AFS	Fair value	156	156	142	142
Current assets
Accounts receivable and other(1)	Loans and receivables	Amortized cost	1,369	1,369	1,250	1,250
Cash and cash equivalents	Loans and receivables	Amortized cost	1,244	1,244	1,035	1,035
Total financial assets			$5,131	$5,131	$4,513	$4,513
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$31,616	$32,020	$30,755	$31,084
Capital securities	Other liabilities	Amortized cost	3,192	3,195	3,307	3,308
Capital securities - fund subsidiaries	Other liabilities	Amortized cost	795	795	724	724
Other non-current liabilities
Loan payable	FVTPL	Fair value	26	26	26	26
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	376	376	362	362
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	2,546	2,546	2,652	2,652
Total financial liabilities			$38,551	$38,958	$37,826	$38,156

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $1 million and $30 million as of June 30, 2016 and December 31, 2015, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $230 million and $229 million as of June 30, 2016 and December 31, 2015, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $63 million and $45 million as of June 30, 2016 and December 31, 2015, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $13 million as of June 30, 2016 and December 31, 2015, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $487 million and $401 million as of June 30, 2016 and December 31, 2015, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2016				Dec. 31, 2015
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$99	$99	$—	$—	$118	$118
Securities designated as FVTPL	—	—	54	54	—	—	37	37
Securities designated as AFS	3	—	153	156	4	—	138	142
Derivative assets(1)	—	296	1,550	1,846	—	99	1,371	1,470
Total financial assets	$3	$296	$1,856	$2,155	$4	$99	$1,664	$1,767

Financial liabilities
Accounts payable and other liabilities	$—	$550	$—	$550	$—	$446	$—	$446
Loan payable	—	—	26	26	—	—	26	26
Total financial liabilities	$—	$550	$26	$576	$—	$446	$26	$472

(1)	Includes $230 million of derivative assets at June 30, 2016 classified in accounts receivable and other on the condensed consolidated balance sheets.

There were no transfers between levels during the three and six months ended June 30, 2016 and the year ended December 31, 2015.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2016 and December 31, 2015:

	Jun. 30, 2016		Dec. 31, 2015
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,664	$26	$3,385	$—
Acquisitions	16	—	1	26
Dispositions(1)	(4)	—	(2,052)	—
Fair value gains, net and OCI	180	—	223	—
Other	—	—	107	—
Balance, end of period	$1,856	$26	$1,664	$26

(1)
Includes the contribution of the partnership’s 22% interest in Canary Wharf to a 50/50 joint venture in the first quarter of 2015 and the conversion of the partnership’s convertible preferred interest to a 22% common equity interest in CXTD during the third quarter of 2015.

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the NYSE for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into LP Units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment.

The base management fee for the three and six months ended June 30, 2016 was $27 million (2015 - $13 million) and $53 million (2015 - $25 million), respectively. The equity enhancement distribution for the three and six months ended June 30, 2016 was $9 million (2015 - $20 million) and $17 million (2015 - $47 million), respectively.

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”) in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015
Balances outstanding with related parties:
Participating loan interests	$487	$449
Equity accounted investments	182	143
Loans and notes receivable(1)	48	63
Receivables and other assets	28	29
Deposit from Brookfield Asset Management	—	—
Property-specific debt obligations	(333)	(362)
Corporate debt obligations	—	(1,000)
Other liabilities	(210)	(373)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

(1)
At June 30, 2016, includes $48 million (December 31, 2015 - $63 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
Transactions with related parties:
Commercial property revenue(1)	$4	$3	$9	$8
Management fee income	1	—	2	—
Interest and other income	1	—	2	—
Participating loan interests (including fair value gains, net)	10	30	35	60
Interest expense on debt obligations	22	12	52	25
Interest on capital securities held by Brookfield Asset Management	19	19	38	38
General and administrative expense(2)	88	49	145	100
Construction costs(3)	42	68	139	138

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2016, the partnership’s 50/50 joint venture with the Investment Corporation of Dubai (“ICD”) acquired land in Dubai on which ICD Brookfield Place Dubai will be erected. Brookfield Office Properties serves as the development manager and, as such, earns a management fee during the construction period. In addition, the primary contractor for the construction of the property will be a joint venture of Brookfield Multiplex Pty. Ltd., which is indirectly owned by Brookfield Asset Management through Brookfield Business Partners L.P., and Ssangyong Engineering & Construction Co. Ltd.

During the first quarter of 2016, Fairfield Residential Company LLC (“Fairfield”), which is approximately 65% owned by Brookfield Asset Management, sold a multifamily development site in Camarillo, CA to BPO for consideration of $35 million. During the second quarter of 2016, Brookfield Office Properties sold a 1% interest in this investment back to Fairfield, which will receive fees for serving as developer, property manager and general contractor.

During the second quarter of 2016, in connection with the creation of Brookfield Business Partners L.P. (“Brookfield Business Partners”), a subsidiary of the partnership sold its 80% interest in Brookfield Condominium Services Ltd. to a subsidiary of Brookfield Business Partners for $15 million in cash.

NOTE 30. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the partnership’s additional investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2016	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$32	$80	$—	$1,221	$1,333
Net income attributable to unitholders(1)	131	126	270	349	—	(527)	349
For the three months ended Jun. 30, 2015
Revenue	$—	$—	$48	$71	$—	$1,051	$1,170
Net income attributable to unitholders(1)	382	400	864	1,026	—	(1,646)	1,026

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the six months ended Jun. 30, 2016	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$—	$63	$160	$—	$2,357	$2,580
Net income attributable to unitholders(1)	225	195	422	600	—	(842)	600
For the six months ended Jun. 30, 2015
Revenue	$—	$—	$90	$153	$—	$2,076	$2,319
Net income attributable to unitholders(1)	689	684	1,490	1,859	—	(2,863)	$1,859

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2016	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$—	$38	$427	$15	$2,134	$2,614
Non-current assets	8,111	5,502	18,741	27,496	(464)	11,528	70,914
Assets held for sale	—	—	—	—	—	1,193	1,193
Current liabilities	—	—	874	66	4	6,513	7,457
Non-current liabilities	—	2,994	2,928	6,181	689	21,424	34,216
Liabilities associated with assets held for sale	—	—	—	—	—	230	230
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,697	5	—	9,445	11,147
Equity attributable to unitholders(1)	8,111	2,508	13,280	21,671	(1,142)	(22,757)	21,671
(1) Includes equity attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2015	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$—	$38	$284	$15	$1,922	$2,259
Non-current assets	8,237	6,505	18,604	27,214	(327)	8,569	68,802
Assets held for sale	—	—	—	—	—	805	805
Current liabilities	—	—	1,190	1,069	48	9,415	11,722
Non-current liabilities	—	3,079	2,689	4,466	198	18,537	28,969
Liabilities associated with assets held for sale	—	—	—	—	—	242	242
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,543	5	—	7,427	8,975
Equity attributable to unitholders(1)	8,237	3,426	13,220	21,958	(558)	(24,325)	21,958
(1) Includes equity attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 31. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. In the first quarter, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”), and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance. The partnership defines these measures as follows:

i.
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

ii.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2016 and 2015:

(US$ Millions)	Total revenue		FFO
Three months ended Jun. 30,	2016	2015	2016	2015
Core Office	$562	$582	$159	$127
Core Retail	—	—	99	96
Opportunistic	771	588	101	57
Corporate	—	—	(120)	(122)
Total	$1,333	$1,170	$239	$158

(US$ Millions)	Total revenue		FFO
Six months ended Jun. 30,	2016	2015	2016	2015
Core Office	$1,096	$1,191	$303	$267
Core Retail	—	—	202	184
Opportunistic	1,484	1,128	165	124
Corporate	—	—	(236)	(241)
Total	$2,580	$2,319	$434	$334

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2016 and December 31, 2015:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015	Jun. 30, 2016	Dec. 31, 2015
Core Office	$36,589	$36,540	$18,229	$17,850	$15,282	$15,984
Core Retail	8,893	8,579	—	—	8,893	8,579
Opportunistic	28,708	26,521	16,349	15,257	4,282	4,251
Corporate	531	226	7,325	7,826	(6,786)	(6,856)
Total	$74,721	$71,866	$41,903	$40,933	$21,671	$21,958

The following summary presents a reconciliation of FFO to net income for the three and six months ended June 30, 2016 and 2015:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2016	2015	2016	2015
FFO(1)	239	158	434	334
Depreciation and amortization of real estate assets	(56)	(34)	(115)	(65)
Fair value gains, net	286	179	623	1,007
Share of equity accounted income - non-FFO	66	390	(22)	483
Income tax expense	(141)	360	(228)	181
Non-controlling interests of others in operating subsidiaries and properties in the above items	175	112	317	234
Net income	$569	$1,165	$1,009	$2,174

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 32. SUBSEQUENT EVENTS

On July 6, 2016, funds sponsored by Brookfield Asset Management, in which the partnership is a limited partner, acquired approximately 66% of the common equity of Rouse for consideration of $18.25 per share in cash. Rouse is a real estate investment trust focused on a diverse portfolio of malls and retail centers encompassing approximately 24.1 million square feet across the U.S. Together with the partnership’s existing 34% ownership of the common equity of Rouse, the partnership and related entities own 100% of the voting equity interests in Rouse following the acquisition. At the time of the acquisition, holders of approximately 12% of the common shares of Rouse exercised their appraisal rights, which delayed the cash settlement for their shares. The acquisition was funded through draws on subscription secured credit facilities. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations and the assessment of final consideration were still under evaluation by the partnership. Prior to the acquisition, the partnership accounted for its existing interests in Rouse as an equity accounted investment, which will be remeasured at the acquisition-date fair value with any gain or loss recognized in profit or loss.

On July, 27, 2016, the partnership closed on the sale of One Shelley Street in Sydney for A$525 million.

On August 1, 2016, the partnership closed on the sale of a portfolio of hotels assets in Germany for net proceeds of approximately €240 million.

In July 2016, the partnership restructured its ownership of GGP. As a result of this restructure, the partnership expects to release part of its deferred tax liability to the income statement in the third quarter. At the date the partnership’s condensed consolidated financial statements were approved for issuance, this amount has not been finalized.